

January 25, 2012

Via E-mail
Mark S. Grewal
President and Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

> **Re: S&W Seed Company**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed January 12, 2012**
> **File No. 333-178481**
> **Post-Effective Amendment No. 3 to Form S-1 on Form S-3**
> **Filed January 12, 2012**
> **File No. 333-164588**

Dear Mr. Grewal:

We have reviewed your response to our letter dated January 5, 2012 and have the following additional comments.

Form S-3

Exhibit 5.1

1. We note that counsel's opinion is limited to Nevada law. Please confirm that to the extent the warrants and units are governed by the laws of a jurisdiction other than Nevada that an unqualified opinion covering the laws of that jurisdiction will be filed no later than the closing date of the offering of the securities covered by the registration statement.

2. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions no later than the closing date of the offering of the securities covered by the registration statement.

3. Refer to the last sentence of the fourth paragraph of the opinion. The due authorization, execution and delivery by you of all documents examined by counsel appears to be a legal conclusion that is inappropriate for counsel to assume. Please have counsel revise to limit this assumption accordingly or advise.

4. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including, for example, the assumption in paragraph (5) that "the Articles of Incorporation and Bylaws of the Company will not have been amended in any manner that would affect any legal conclusion set forth herein" and the assumption in paragraph (9) that the securities offered do not violate any law applicable to you. Please have counsel revise to remove these assumptions or advise. Refer to footnote 25 and the accompanying text of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

5. Refer to assumption (6). This assumption appears to assume a conclusion necessary to the finding that the securities to be offered are fully paid. Please have counsel remove this assumption or tell us why the assumption is appropriate.

6. Refer to the second to last paragraph of the opinion. This language represents an inappropriate practice qualification. Please have counsel revise the opinion accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions you may have.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Debra K. Weiner
        Wickersham & Murphy, P.C.